Exhibit 99.1

Brookfield Residential Acquires Grand Haven Homes in Central Texas

CALGARY, Alberta – March 2, 2015 – Brookfield Residential Properties Inc. (“Brookfield Residential”) (BRP: NYSE/TSX), today, announced the acquisition of Grand Haven Homes, an Austin, Texas homebuilder.

Grand Haven Homes was founded in 2006 and has closed more than 800 homes and currently builds in 15 communities across Central Texas.  The company owns and controls approximately 700 lots and currently closes approximately 200 homes annually.

“The acquisition of Grand Haven Homes brings us an experienced homebuilding team and enables Brookfield Residential to increase our presence and capabilities in the Austin market,” said Don Merlo, Chief Operating Officer in Arizona and Texas for Brookfield Residential.  “We are enhancing the more than 13,000 lots that we currently control in this market and building on the progress made by our land development division in bringing exciting new communities to market.  This is an ideal time to ramp up our homebuilding operations and with the many synergies to be realized from this transaction, we are well positioned for growth in Austin.”

“We are excited to join the Brookfield Residential team,” said Eric Rome, Mike Beckett and Shay Brinkley principals at Grand Haven Homes.  “Our expertise, reputation and innovation as a homebuilder in the market aligns well with Brookfield Residential’s strategic vision to grow its homebuilding presence in the region.”

Also within the Austin market, Brookfield Residential recently gained final approval to begin construction in its second master-planned community, Addison, and preliminary approval for the first phase of Easton Park, the third master-planned community in the region.

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Brookfield Residential Properties Inc. is a leading North American land developer and homebuilder with operations in eleven major markets. We entitle and develop land to create master-planned communities and build and sell lots to third-party builders, as well as to our own homebuilding division. We also participate in selected, strategic real estate opportunities, including infill projects, mixed-use developments, infrastructure projects, and joint ventures. Brookfield Residential is listed on the NYSE and TSX under the symbol BRP.  For more information, please visit our website at www.BrookfieldRP.com or contact:

Investors & Media: Nicole French Tel.: (403) 231-8952 Email: nicole.french@brookfieldrp.com
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